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SECURI... 03053450 ...ISSION
Washington, D.C. 20549



RECEIVED
MAY 30 2003
155

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spike Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Wacker Dr Suite 1300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Evey 312-928-8286
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Evey, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Spike Financial Services, LLC, as of March 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of May 2003

Nancy J. Simenson
Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2005

TJ Evey
Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Spike Financial Services, LLC

Statement of Financial Condition

March 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Spike Financial Services, LLC
Table of Contents
March 31, 2003

Page


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Spike Financial Services, LLC

We have audited the accompanying statement of financial condition of Spike Financial Services, LLC as of March 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spike Financial Services, LLC as of March 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
May 7, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Spike Financial Services, LLC
Statement of Financial Condition
March 31, 2003

Assets

Cash	$ 51,607
Receivable from clearing broker	364,203
Total assets	**$ 415,810**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 257,609
Members' equity	158,201
Total liabilities and members' equity	**$ 415,810**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Spike Financial Services, LLC (the "Company") is registered as a securities broker-dealer and as a commodities introducing broker. The Company provides brokerage services electronically to retail customers located throughout the United States and clears all customer transactions through another broker on a fully disclosed basis.

Organization—The Company was organized in the State of Illinois on November 8, 2000 as a limited liability company. The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Customers' securities and derivative financial instrument transactions and the related commission income and expense are recorded on trade date.

Income Taxes—As a limited liability company, the Company does not pay federal corporate income taxes on its taxable income. The Company's income or loss is includable in the income tax returns of the individual members.

Note 2 Receivable from Clearing Broker

The receivable from clearing broker represents amounts due for commissions earned and money market funds on deposit of approximately $243,000 and $121,000, respectively.

Note 3 Related Parties

Warrior Trading LLC, formerly Spike Trading, II LLC, an entity related through common ownership, provides facility and administrative services and office space to the Company for a fee determined monthly, reflected as management fees in the statement of operations, and the Company has a related payable of $20,000 at year-end.

Note 4 Commitments

The Company leases office space under a noncancelable lease that expires on May 31, 2005. At March 31, 2003, the aggregate minimum rental commitments under this operating lease, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2004	$ 65,660
2005	67,302
2006	11,263
Total	$ 144,225

Note 5 Revenue Concentration

During the year, customers introduced by an employee and a certain officer of the Company accounted for approximately 14 percent and 72 percent of commissions earned, respectively.

Note 6 Off-Balance-Sheet Credit and Market Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and the Commodity Futures Trading Commission's minimum capital requirement (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" equal to the greater of $100,000, or 6-2/3 percent of "aggregate indebtedness," as these terms are defined.

Net capital changes from day to day, but at March 31, 2003, the Company had net capital and net capital requirements of approximately $155,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of distributions.